

PRESS RELEASE

FEBRUARY 14, 2023 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES TO RELEASE 2022 FOURTH QUARTER AND ANNUAL RESULTS ON FEBRUARY 21

Sandstorm Gold Ltd. ("Sandstorm", or "Sandstorm Gold Royalties") (NYSE: SAND, TSX: SSL) will release its 2022 fourth quarter and annual results on Tuesday, February 21, 2023, after markets close.

A conference call will be held on Wednesday, February 22, 2023, starting at 8:30am PST to further discuss the fourth quarter and annual results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 416-764-8688
North American Toll-Free: (+1) 888-390-0546
Conference ID: 44216908
Webcast URL: **https://bit.ly/40FB30k**

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at **www.sandstormgold.com** or email us at **info@sandstormgold.com**.

NOLAN WATSON
PRESIDENT & CEO
604 689 0234

MARK KLAUSEN
INVESTOR RELATIONS
604 628 1164

SANDSTORM GOLD ROYALTIES

NYSE **SAND** TSX **SSL**

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm holds a portfolio of 250 royalties, of which 39 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.